Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2020. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on April 30, 2020.
SELECTED CONSOLIDATED FINANCIAL DATA
The following table presents the Company’s selected consolidated financial and other data for each of the three-month periods ended March 31, 2019 and 2020, and as of December 31, 2019 and March 31, 2020.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the three-month periods ended March 31, 2019 and 2020.
Euroseas Ltd. – Summary of Selected Historical Financials
	Three Months Ended March 31

	2019	2020
Statement of Operations Data
Time charter revenue	8,728,986	16,131,322
Commissions	(390,855)	(698,515)
Voyage expenses	(116,117)	(314,554)
Vessel operating expenses	(4,789,923)	(8,037,863)
Drydocking expenses	(592,473)	(23,823)
Related party management fees	(776,292)	(1,328,822)
Vessel depreciation	(798,712)	(1,727,085)
General and administrative expenses	(595,423)	(802,376)
Operating income	669,191	3,198,284
Other expenses, net	(685,223)	(1,241,189)
Net (loss) / income	(16,032)	1,975,095
Dividend Series B Preferred Shares	(471,114)	(159,562)
Net (loss) / income attributable to common shareholders	(487,146)	1,797,533
(Loss) / earnings per share attributable to common shareholders- basic and diluted	(0.32)	0.32
Weighted average number of shares outstanding during the period, basic and diluted	1,542,508	5,553,247

Cash Flow Data	Three Months Ended March 31,
	2019	2020
Net cash (used in) / provided by operating activities	(1,494,412)	2,025,551
Net cash provided by investing activities	-	984,397
Net cash used in financing activities	(1,303,000)	(3,487,261)

Balance Sheet Data	December 31, 2019	March 31, 2020
Total current assets	6,297,092	9,196,713
Vessels, net	116,230,333	112,858,218
Other non-current assets	4,334,267	4,134,267
Total assets	126,861,692	126,189,198
Current liabilities	24,851,259	27,296,537
Total long-term liabilities	73,902,155	68,956,446
Long term bank loans, including current portion	84,483,105	81,258,801
Related party loan	5,000,000	5,000,000
Total liabilities	98,753,414	96,252,983
Mezzanine equity	7,654,577	7,654,577
Total shareholders' equity	20,453,701	22,281,638

	Three Months Ended March 31,
	2019	2020
Other Fleet Data (1)
Number of vessels	11.00	19.00
Calendar days	990.0	1,729.0
Available days	953.6	1,729.0
Voyage days	947.7	1,645.0
Utilization Rate (percent)	99.4%	95.1%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	9,088	9,615
Vessel Operating Expenses	4,838	4,648
Management Fees	784	769
General &Administrative Expenses	601	464
Total Operating Expenses excluding drydocking expenses	6,223	5,881
Drydocking expenses	598	13

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2019 (“Item 5A-Operating Results.”) filed on April 30, 2020.
(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2019). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.
	Three Months Ended March 31
	2019	2020
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	8,728,986	16,131,322
Voyage expenses	(116,117)	(314,554)
Time Charter Equivalent or TCE Revenues	8,612,869	15,816,768
Voyage days	947.7	1,645.0
Average TCE rate	9,088	9,615

Three months ended March 31, 2020 compared to three months ended March 31, 2019.
Time charter revenue. Time charter revenue for the three month period ended March 31, 2020 was $16.1 million, significantly increased compared to the same period in 2019 during which time charter revenue amounted to $8.7 million. An average of 19.00 vessels operated in the three months of 2020 for a total of 1,729 ownership days as compared to an average of 11.00 vessels during the same period in 2019 or 990 ownership days, a 74.6% increase.  The total number of days our vessels earned revenue increased by 73.6% to 1,645 days in the first three months of 2020 from 947.7 days in the same period in 2019. While employed, our vessels generated a TCE rate of $9,615 per day per vessel in the first three months of 2020 compared to $9,088 per day per vessel for the same period in 2019 (see calculation in the table above). Market charter rates in the three months of 2020 were higher for our containership vessels compared to the first three months of 2019, which was reflected in the average earnings of our ships. We had nil scheduled off-hire days, including drydocking and laid-up time, 18.2 commercial off-hire and 65.8 operational off-hire days in the first three months of 2020 compared to 36.4 scheduled off-hire days, including drydocking and laid-up time, 5.6 commercial off-hire and 0.3 operational off-hire days in the first three months of 2019.
Commissions. Commissions for the three month period ended March 31, 2020 were $0.7 million. At 4.3% of time charter revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2019 during which they amounted to 4.5% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the three month period ended March 31, 2020 were $0.3 million and related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports, compared to $0.1 million for the same period of 2019. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (1.9% and 1.3% in the first quarter of 2019 and 2020, respectively) of charter revenues,
Vessel operating expenses. Vessel operating expenses were $8.0 million during the first three months of 2020 compared to $4.8 million for the same period of 2019.  Daily vessel operating expenses per vessel decreased between the two periods to $4,648 per day per vessel in the first three months of 2020 compared to $4,838 per day during the same period of 2019, a 3.9% decrease, mainly due to the different composition of our fleet, which in the first quarter of 2020 contained younger and larger vessels on average, compared to the corresponding period in 2019.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first three months of 2020, Eurobulk charged us 685 Euros per day per vessel totalling $1.3 million for the period, or $769 per day per vessel. In the same period of 2019, management fees amounted to $0.8 million, or $784 per day per vessel based on the daily rate per vessel of 685 Euros.  The increase in the total management fees is primarily due to the higher number of vessels operating during the first three months of 2020 compared to the same period of 2019.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first three months of 2020, we had a total of $0.8 million of general and administrative expenses, up from the $0.6 million incurred in the same period of 2019. This increase of 34.8% is attributable to the costs related to increased fixed annual executive compensation to the Manager for the increased fleet (Note 7, Form 20-F for the year ended December 2019).
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first three months of 2020, we had no vessel completing a drydock. During the first three months of 2019, we had one vessel completing its special survey with drydocking for an expense of $0.6 million incurred during the period.
Vessel depreciation. Vessel depreciation for the three month period ended March 31, 2020 was $1.7 million. Comparatively vessel depreciation for the three month period ended March 31, 2019 amounted to $0.8 million. This increase was due to the higher average number of vessels operating in the first three months of 2020 compared to the same period of 2019.
Interest and other financing costs. Interest expense and other financing costs for the three month period ended March 31, 2020 were $1.3 million. Comparatively, during the same period in 2019, interest and other financing costs amounted to $0.7 million. The difference is primarily due to the increased amount of debt for the three month period ended March 31, 2020 compared to the same period in 2019. The weighted average LIBOR rate on our debt for the three month period ended March 31, 2020 was 1.8% and the weighted average margin over LIBOR was 3.6% for a total weighted average interest rate of 5.4% as compared to a weighted average LIBOR rate for the three month period ended March 31, 2019 of 2.6% and a weighted average margin over LIBOR of 4.2% for a total weighted average interest rate of 6.8%.
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, Loss on derivative, net, Foreign exchange (loss)/gain and Interest income. Overall, Other expenses, net amounted to a total expense of $1.2 million and $0.7 million during the first three months of 2020 and 2019, respectively.
Net (loss)/income and net (loss)/income attributable to common shareholders. As a result of the above, net income for the three months ended March 31, 2020 was $2.0 million compared to a net loss of $0.02 million for the same period in 2019. After payment of dividends of $0.2 million and $0.5 million respectively, to our Series B Preferred Shares, the net income attributable to common shareholders amounted to $1.8 million for the three months ended March 31, 2020 compared to a net loss attributable to common shareholders of $0.5 million for the same period of 2019.
Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.
Beginning in February 2020, partially due to fears associated with the spread of the Coronavirus, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the Coronavirus outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Coronavirus will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the Coronavirus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact of the Coronavirus cannot be made at this time. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2020 and beyond. There are also $8.63 million of undrawn amounts available under our revolving facility with Eurobank Ergasias S.A., which can be used to finance up to 55% of the market value of post 2001-built ships.
Cash Flows
As of March 31, 2020, we had a working capital deficit of $18.1 million. For the three month period ended March 31, 2020 we reported a net income of $2.0 million and a net income attributable to common shareholders of $1.8 million and generated net cash from operating activities of $2.0 million. Our cash balance amounted to $0.5 million and cash in restricted and retention accounts amounted to $4.9 million as of March 31, 2020. The holders of Series B Preferred Shares will receive a cash dividend at an annual dividend rate of 8% until January 29, 2021, which will increase to 14% thereafter. For the rest of the year, we expect our daily TCE rates to potentially decrease compared to 2019, due to decreased time charter rates observed in the market, as of the date of this report, and the impact of the Coronavirus outbreak on the demand in the container shipping industry. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations, as well as via the cash proceeds expected to be generated through the sale of certain of the Company's older vessels for scrap. In the event that these are not sufficient, we may also use funds from debt refinancing and equity offerings and convert to equity the related party loans, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow surplus from operating activities for the three months ended March 31, 2020 was $2.0 million as compared to a net deficit from cash flows used in operating activities of $1.5 million in the three months ended March 31, 2019.
The major drivers of the change of cash flows from operating activities for the period ended March 31, 2020 compared to the period ended March 31, 2019, are the following: a moderate increase of the market rates during the three months ended March 31, 2020, which resulted in a higher TCE rate of $9,615 compared to $9,088 for the period ended March 31, 2019. The increase in TCE rates is also reflected in the increase of our operating income (excluding non-cash items) to $5.0 million for the period ended March 31, 2020 from $1.5 million for the corresponding period in 2019. To this positive effect was also added the decrease in net working capital inflow to $0.9 million during the three month period ended March 31, 2020 from $2.4 million for the corresponding period in 2019, mainly due to the significant decrease in the amount of reimbursements made to our Manager, partly offset by the higher net interest expense for the period ended March 31, 2020 compared to the corresponding period in 2019.
Net cash from investing activities.
Net cash flows provided by investing activities were $0.98 million for the three-month period ended March 31, 2020 compared to nil for the three-month period ended March 31, 2019. During the three-month period ended March 31, 2020, we paid $0.15 million for vessels capitalized expenses and received an advance deposit of $1.13 million for the sale of M/V “Manolis P”.
Net cash from financing activities.
Net cash flows used in financing activities were $3.5 million for the three months ended March 31, 2020, compared to net cash flows used in financing activities of $1.3 million for the three months ended March 31, 2019. In the three months ended March 31, 2020, long term debt principal payments was increased by $2.0 million, compared to the same period of 2019. During the three months ended March 31, 2020, there was also an outflow of $0.2 million for the payment of preferred dividends and another $0.04 for offering expenses incurred during the fiscal year 2019.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of March 31, 2020, we had seven outstanding loans with a combined outstanding balance of $86.9 million. These loans mature between 2020 and 2023. Our long-term debt as of March 31, 2020 comprises bank loans granted to our vessel-owning subsidiaries with a combined outstanding balance of $81.9 million with margins over LIBOR ranging from 2.95% to 3.90%, and a related party loan with a balance of $5.0 million and an interest rate of 8%. A description of our loans as of March 31, 2020 is provided in Note 5 of our attached financial statements. As of March 31, 2020, we are scheduled to repay approximately $18.4 million of the above loans in the following twelve months, including the $5.0 million related party loan.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements
Pages
Unaudited Condensed Consolidated Balance Sheets
as of December 31, 2019 and March 31, 2020	7

Unaudited Condensed Consolidated Statements of Operations
for the three months ended March 31, 2019 and 2020	9

Unaudited Condensed Consolidated Statements of Shareholders’ Equity
for the three months ended March 31, 2019 and 2020	10

Unaudited Condensed Consolidated Statements of Cash Flows for
the three months ended March 31, 2019 and 2020	11

Notes to Unaudited Interim Condensed Consolidated Financial Statements	12

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2019	March 31, 2020
Assets
Current assets
Cash and cash equivalents		985,418	508,105
Trade accounts receivable, net		715,097	1,585,246
Other receivables		1,570,506	2,130,560
Inventories		1,889,164	1,847,943
Restricted cash	6	610,376	810,376
Vessel held for sale	3	-	1,722,560
Prepaid expenses		526,531	591,923
Total current assets		6,297,092	9,196,713

Long-term assets
Vessels, net	3	116,230,333	112,858,218
Restricted cash	6	4,334,267	4,134,267
Total assets		126,861,692	126,189,198

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	6	12,295,320	13,170,320
Related party loan, current	6	5,000,000	5,000,000
Trade accounts payable		3,899,967	2,895,839
Accrued expenses		1,725,321	1,482,339
Accrued preferred dividends		161,315	159,562
Deferred revenues		973,774	791,293
Liability associated with vessel held for sale	6	-	1,133,817
Due to related company	5	795,562	2,663,367
Total current liabilities		24,851,259	27,296,537

(Unaudited Condensed Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2019	March 31, 2020

Long-term liabilities
Long-term bank loans, net of current portion	6	72,187,785	68,088,481
Fair value of below market time charters acquired	4	1,714,370	867,965
Total long-term liabilities		73,902,155	68,956,446
Total liabilities		98,753,414	96,252,983

Commitments and Contingencies	7

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 8,000 issued and outstanding)		7,654,577	7,654,577
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 issued and outstanding)		168,008	168,008
Additional paid-in capital		253,967,708	253,998,112
Accumulated deficit		(233,682,015)	(231,884,482)
Total shareholders’ equity		20,453,701	22,281,638
Total liabilities, mezzanine equity and shareholders’ equity		126,861,692	126,189,198

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Three months ended March 31,
		2019	2020
Revenues
Time charter revenue		8,728,986	16,131,322
Commissions (including $109,112 and $201,642, respectively, to related party)	5	(390,855)	(698,515)
Net revenue		8,338,131	15,432,807

Operating expenses
Voyage expenses		116,117	314,554
Vessel operating expenses (including $49,346 and $70,037, respectively, to related party)	5	4,789,923	8,037,863
Dry-docking expenses		592,473	23,823
Vessel depreciation	3	798,712	1,727,085
Related party management fees	5	776,292	1,328,822
General and administrative expenses (including $312,500 and $500,000, respectively, to related party)	5	595,423	802,376
Total operating expenses		7,668,940	12,234,523

Operating income		669,191	3,198,284

Other income/(expenses)
Interest and other financing costs (including $99,726 to related party)	5, 6	(710,649)	(1,251,412)
Loss on derivative, net	10	(2,794)	-
Foreign exchange (loss)/gain		(3,534)	1,628
Interest income		31,754	8,595
Other expenses, net		(685,223)	(1,241,189)
Net (loss) / income		(16,032)	1,957,095
Dividend Series B Preferred shares		(471,114)	(159,562)
Net (loss) / income attributable to common shareholders	9	(487,146)	1,797,533
(Loss) / earnings per share attributable to common shareholders, basic and diluted	9	(0.32)	0.32
Weighted average number of shares outstanding during the period, basic and diluted		1,542,508	5,576,960

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of Shareholders’ Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding(*)	Common Stock Amount(*)	Additional Paid-in Capital(*)	Accumulated Deficit	Total

Balance, January 1, 2019	1,564,456	46,934	233,996,669	(230,222,985)	3,820,618
Net loss	-	-	-	(16,032)	(16,032)
Dividends to Series B preferred shares				(471,114)	(471,114)
Share-based compensation	-	-	24,862	-	24,862
Balance, March 31, 2019	1,564,456	46,934	234,021,531	(230,710,131)	3,358,334

Balance, January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income attributable to common shareholders	-	-	-	1,957,095	1,957,095
Dividends to Series B preferred shares				(159,562)	(159,562)
Share-based compensation	-	-	30,404	-	30,404
Balance, March 31, 2020	5,600,259	168,008	253,998,112	(231,884,482)	22,281,638

(*) Adjusted to reflect the 1-for-8 reverse stock split effected at the close of trading on December 18, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	For the three months ended March 31,
	2019	2020
Cash flows from operating activities:
Net (loss) / income	(16,032)	1,957,095
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Vessel depreciation	798,712	1,727,085
Amortization of deferred charges	31,339	61,156
Share-based compensation	24,862	30,404
Unrealized gain on derivative	(18,754)	-
Amortization of debt discount	54,101	-
Amortization of fair value of below market time charters acquired	-	(846,405)
Changes in operating assets and liabilities	(2,368,640)	(903,784)
Net cash (used in) / provided by operating activities	(1,494,412)	2,025,551

Cash flows from investing activities:
Cash paid for vessels capitalized expenses	-	(149,420)
Advance received for vessel held for sale	-	1,133,817
Net cash provided by investing activities	-	984,397
Cash flows from financing activities:
Preferred dividends paid	-	(161,315)
Offering expenses paid	-	(40,486)
Repayment of long-term bank loans	(1,303,000)	(3,285,460)
Net cash used in financing activities	(1,303,000)	(3,487,261)
Net decrease in cash and cash equivalents and restricted cash	(2,797,412)	(477,313)
Cash, cash equivalents and restricted cash at beginning of period	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of period	10,414,176	5,452,748

Cash breakdown
Cash and cash equivalents	4,164,659	508,105
Restricted cash, current	115,250	810,376
Restricted cash, long term	6,134,267	4,134,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	10,414,176	5,452,748

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.    Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Diamantis Shareholders Ltd. which, in turn, collectively own 62% of the Company’s shares as of March 31, 2020.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 30, 2020.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three month period ended March 31, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

As of March 31, 2020, the Company had a working capital deficit of $18.1 million. For the period ended March 31, 2020, the Company reported a net income of $2.0 million and a net income attributable to common shareholders of $1.8 million and generated net cash from operating activities of $2.0 million. The Company’s cash balance amounted to $0.5 million and cash in restricted and retention accounts amounted to $4.9 million as of March 31, 2020. The holders of Series B Preferred Shares will receive a cash dividend at an annual dividend rate of 8% until January 29, 2021, which will increase to 14% thereafter. The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations, as well as via the cash proceeds expected to be generated through the sale of certain of the Company’s older vessels for scrap. In the event that these are not sufficient, the Company may also use funds from debt refinancing and equity offerings and convert to equity the related party loans, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.    Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”). There have been no changes to the Company’s significant accounting policies.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.    Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2020	132,863,067	(16,632,734)	116,230,333
Depreciation for the period	-	(1,727,085)	(1,727,085)
Capitalized expenses	77,530	-	77,530
Vessel held for sale	(3,750,233)	2,027,673	(1,722,560)
Balance, March 31, 2020	129,190,364	(16,332,146)	112,858,218

In January 2020, the M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel is in the process of concluding an insurance claim for unrepairable damage and is idle during the evaluations. It is probable that the vessel may be scrapped after the insurance process is complete. It is expected that the insurance and scrap proceeds will be higher than the vessel’s net book value and therefore no impairment charge is required as of March 31, 2020.

In February 2020, the Company entered into an agreement to sell the M/V "Manolis P" for scrap, which is presented as "Vessel held for sale” in the unaudited condensed consolidated balance sheet. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers is in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute and is presented as “Liability associated with vessel held for sale” as of March 31, 2020 in the unaudited condensed consolidated balance sheet. The vessel will be sold for scrap to new buyers.

As of March 31, 2020 all vessels are used as collateral under the Company’s loan agreements (see Note 5).

4.    Fair Value of Below Market Time Charters Acquired

Details of the Company’s fair value of below market acquired time charters are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

For the three-month period ended March 31, 2020, the amortization of fair value of the below market acquired time charters was $846,405 and is included under “Time charter revenue” in the unaudited condensed consolidated statement of operations.

The unamortized balance of this intangible liability as of March 31, 2020 of $867,965 is expected to be amortized within 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.    Related Party Transactions

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2020 and are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for both the three months ended March 31, 2019 and 2020 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Companies amounted to $776,292 and $1,328,822 in the three-month periods ended March 31, 2019 and 2020, respectively. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2020 and will be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For the three months ended March 31, 2019 and March 31, 2020, compensation paid to the Management Company for such additional services to the Company was $312,500 and $500,000, respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2019 and March 31, 2020, the amount due to related company was $795,562 and $2,663,367, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.    Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for chartering services were $109,112 and $201,642 for the three-month periods ended March 31, 2019 and 2020, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $16,732 and $32,614 in the first three months of 2019, respectively. In the first three months of 2020, total fees charged by Sentinel and Technomar were $11,687 and $58,350, respectively.  These amounts are recorded in “Vessel operating expenses” under “Operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and Water Ballast Treatment system installation on M/V “Akinada Bridge”. On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The interest rate applied on both agreements is 8% per annum. Interest expense charged for the three-month period ended March 31, 2020 amounts to $99,726 and is included in "Interest and other financing costs" in the unaudited condensed consolidated satement of operations. Interest on the loans is payable quarterly.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

6.    Long-Term Bank Loans

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2019 and March 31, 2020 is as follows:

Borrower	December 31, 2019	March 31, 2020
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	37,650,000	36,375,000
Diamantis Shipowners Ltd.	3,507,220	3,346,760
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	12,050,000	11,600,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	32,000,000	30,600,000
	85,207,220	81,921,760
Less: Current portion	(12,541,840)	(13,416,840)
Long-term portion	72,665,380	68,504,920
Deferred charges, current portion	246,520	246,520
Deferred charges, long-term portion	477,595	416,439
Long-term bank loans, current portion net of deferred charges	12,295,320	13,170,320
Long-term bank loans, long-term portion net of deferred charges	72,187,785	68,088,481

Loan from related party, current
Euroseas Ltd.	5,000,000	5,000,000

The future annual loan repayments are as follows:

To March 31:
2021	13,416,840
2022	27,566,840
2023	14,763,080
2024	26,175,000
Total	81,921,760

Details of the loans are discussed in Note 8 of our consolidated financial statements for the year ended December 31, 2019 included in the 2019 Annual Report.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6.    Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:
•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,410,376 as of both December 31, 2019 and March 31, 2020, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of March 31, 2020, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the three-month periods ended March 31, 2019 and 2020 amounted to $710,649 and $1,251,412, respectively.  At March 31, 2020, LIBOR for the Company’s loans was on average approximately 1.8% per year, the average interest rate margin over LIBOR on our debt was approximately 3.6% per year for a total average interest rate of approximately 5.4% per year.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

7.    Commitments and Contingencies

(a)
As of March 31, 2020 a subsidiary of the Company, Alterwall Business Inc., owner of M/V “Ninos”, is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash under “Long-term assets” in the unaudited condensed consolidated balance sheets. The legal proceedings are ongoing.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million in prior years for any costs that may be incurred.

(b)
On November 7, 2019, Euroseas Ltd. and Synergy Holdings Limited, on the basis of the acquisition of the vessels M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (refer Notes 1 and 4 of the 2019 Annual Report), have agreed that Euroseas will issue certain shares of its common stock to Synergy Holdings Limited under the following terms:

If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time.

The Company based on its assessment of future rates as of March 31, 2020, concluded that it is not probable that it will have to pay the specific contingent consideration.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of March 31, 2020, future gross minimum revenues under non-cancellable time charter agreements total $21.9 million, $20.3 million of which is due in the twelve-month period ending March 31, 2021 and $1.6 million is due in the twelve-month period ending March 31, 2022. This amount does not include the future gross minimum revenues upon collection of hire under non-cancellable time charter agreements of M/V “Synergy Antwerp” which is on index linked charter. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

8.    Stock Incentive Plan
A summary of the status of the Company’s unvested shares as of January 1, 2020, and changes during the three-month period ended March 31, 2020, are presented below:
Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2020	23,284	6.77
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on March 31, 2020	23,284	6.77

As of March 31, 2020, there was $110,716 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.64 years. The share-based compensation recognized relating to the unvested shares was $24,862 and $30,404 for the three month periods ended March 31, 2019 and 2020, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.     (Loss) / Earnings Per Share

Basic and diluted (loss)/earnings per common share is computed as follows:

	For the three months ended March 31,
	2019	2020

Net (loss) / income	(16,032)	1,957,095
Dividend Series B Preferred shares	(471,114)	(159,562)
Net (loss) / income attributable to common shareholders	(487,146)	1,797,533
Weighted average common shares – outstanding	1,542,508	5,576,960
Basic and diluted (loss) / earnings per share	(0.32)	0.32

The Company excluded the effect of 23,284 unvested incentive award shares as of March 31, 2020 and 21,948 shares as of March 31, 2019, as well as the effect of Series B preferred shares, as they were anti-dilutive. The number of  dilutive  securities was nil shares in the three-month periods ended March 31, 2019 and 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.    Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, related party loan, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

From time to time, the Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though, historically,  the interest rate swaps were entered into for economic hedging purposes, they did not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company did not have written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of these derivatives in “Loss on derivative, net” in the unaudited condensed consolidated statements of operations. As of December 31, 2019 and March 31, 2020, the Company did not have any open swap contracts.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related company approximate their individual carrying amounts as of December 31, 2019 and March 31, 2020, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term borrowings approximates $81.7 million as of March 31, 2020 or approximately $0.2 million less than its carrying value of $81.9 million (excluding the unamortized deferred charges). The fair value of the Company’s long-term borrowings is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s related party loans is estimated based on current interest rates offered to the Company for similar loans and approximates their individual carrying amounts due to their short-term maturity. The fair value of the Company’s interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.    Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Derivative not designated as hedging instrument	Location of loss recognized	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Interest rate swap contract– Unrealized gain	Loss on derivative, net	18,754	-
Interest rate swap contract - Realized loss	Loss on derivative, net	(21,548)	-
Total loss on derivative		(2,794)	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.    Subsequent Events

The following events occurred after March 31, 2020:

(a)
In April 2020, the Company entered into one interest rate swap with Eurobank Ergasias S.A. (“Eurobank”) for a notional amount of $30.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the notional amount. The swap is effective from April 24, 2020 until April 24, 2025.

(b)
The Company is still assessing the impact of the outbreak of the Coronavirus pandemic on its financial condition and operations and on the container industry in general. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.